SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                        SEC FILE NUMBER      0-12531

                                        CUSIP NUMBER (Common Stock)  464895-10-1

                                        CUSIP NUMBER (Warrants)   464895-11-9

                                        CUSIP NUMBER (Units)   464895-20-0



                           NOTIFICATION OF LATE FILING



(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K

[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                       For Period Ended:         July 31, 1998
                                        ----------------------------------------

[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR


         For the Transition Period Ended:________________________________


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant             Isonics Corporation
                       --------------------------------------------------

Former Name if Applicable           N/A
                         -------------------------------------------------------

Address of Principal Executive Office (Street and Number)

                                    20 Great Oaks Blvd., Suite 220
                         -------------------------------------------------------
City, State and Zip Code   San Jose, CA  95119
                         -----------------------------------------------


                                       1.

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                           The Registrant  recently completed the acquisition of
                  Chemotrade GmbH and subsidiary ("Chemotrade") in July 1998. The Registrant's financial results for the quarter ended July 31, 1998, will include Chemotrade. The financial statements of Chemotrade are currently being audited and the consolidated financial statements for the Registrant for the quarter ended July 31, 1998 cannot be completed until such audit is completed. Because of the efforts required in the integration of Chemotrade and converting its accounting records from German to United States generally accepted accounting principles, a substantial portion of management's attention and limited resources have been consumed; therefore, the Registrant was not able to complete the preparation of its quarterly report on Form 10-QSB for the period ended July 31, 1998 without unreasonable effort and expense.



                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.


     Paul Catuna                         (408)                    350-0660
--------------------------------------------------------------------------------
     (Name)                              (Area Code)          (Telephone Number)

                  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                               [X] Yes      [ ] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [X] Yes      [ ] No


                                       2.

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           The  Registrant   anticipates  that  the  results  of
                  operations to be reported in its Form 10-QSB for the quarter ended July 31, 1998 will reflect significant changes in its results of operations from the quarter ended July 31, 1997. The results of operations will reflect the combined operations of Isonics Corporation and its wholly owned subsidiaries International Process Research Corporation, which was acquired on April 30, 1998 and Chemotrade GmbH and subsidiary, which was acquired effective May 29, 1998. As Isonics Corporation's management has not completed their consolidation and review of the combined financial information, a reasonable estimate of the results cannot be made at this time.





                               Isonics Corporation
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:  September 14, 1998             BY:  /s/  James Alexander
                                          --------------------------------
                                           James Alexander
                                           President and Chief Executive Officer


                                       3.

                                                               Exhibit 12b-25(c)

September 14, 1998

Mr. Paul Catuna
Chief Financial Officer
Isonics Corporation
20 Great Oaks Blvd., Suite 220
San Jose, CA  95119

Dear Mr. Catuna:

                           We have read the  statements  of Isonics  Corporation
                  contained in Part III of Form 12b-25 in regards to the reasons for the inability of the Company to file its Form 10-QSB for the quarter ended July 31, 1998 by the prescribed date. We affirm that the reasons stated prevent us from furnishing our opinion on Chemotrade GmbH.

GRANT THORNTON LLP


                                       4.